2006 SUMMARY ANNUAL REPORT

PROVIDING VALUE AND LEADERSHIP IN OUR COMMUNITIES











Bank Mutual
CORPORATION



We're Wisconsin people, using our understanding of money to help people make their way in life.

To Our Shareholders

The economic environment that presented a challenge for financial institutions in 2005 continued to impact profitability in the banking industry throughout 2006. Although we were able to increase interest income in 2006, increases in the costs of deposits and borrowings more than offset those gains.

For the year ended December 31, 2006, diluted earnings per share were $0.34, a decrease of 20.9 percent from 2005. Earnings totaled $20.6 million for the year, compared to $28.0 million in the previous year.

At the end of the year, we paid our 24th consecutive quarterly dividend since going public in 2000. The total cash dividends for 2006 were $0.29 per share, a 16 percent increase over the previous year's cumulative cash dividends of $0.25 per share.

In March of 2007, we increased our cash dividend to $0.08 per share, or on an annualized basis, a 10.3 percent increase over cash dividends paid in 2006.

Increasing profitability continues to be the top priority for Bank Mutual's management in 2007. Growth strategies are in place, although the following unfavorable market conditions may persist.

CHALLENGES TO PROFITABILITY

The major barrier to increased profitability in the banking industry today is the inverted yield curve. In many instances, short-term rates are higher than long-term rates. While we are experiencing higher costs for deposits and borrowings, we can't price our loan offerings at correspondingly higher interest rates to make up the difference. This compression on our net interest margin directly impacts our bottom line.

At the same time, banks throughout the U.S. are seeing a weakening deposit trend. Americans aren't saving as much as they should, and the small percentage of their income they are saving is increasingly being


BankMutual

invested in the stock market. In short, there is more competition for the same amount or fewer funds.

Financial institutions also face substantial costs to accommodate banking's rigorous regulatory environment. These costs are not shared by our competitors in the mortgage brokerage market nor by certain investment professionals. Regulatory burden requires us to continually seek ways to work both more resourcefully and more efficiently.

STRATEGIES FOR 2007

We are mindful that it could take some time for the yield curve to return to normal. In the interim, we must rely on other tactics to seek greater profitability.

We will continue to expand our service extension opportunities, bringing a wider range of products to yet-untapped markets.

New offices create a foundation upon which we can build profitability and consistency of earnings. As in the past, we will continue to seek acquisition opportunities if they provide a good strategic fit. With any type of expansion, however, we will carefully manage our operating costs, cutting expenses in some areas and reinvesting those savings where we see the greatest growth potential.

We anticipate cost savings in the back office, for example, with the deployment of a check imaging initiative. Rather than moving paper checks from our 78 offices to a central location—a process that can delay funds availability—checks will be captured electronically at each office daily, and the collected funds will be invested and earning interest for us in a much more expedited fashion.

We will continue to take steps to diversify the balance sheet, relying less on home mortgages and creating a more profitable mix of loans, including consumer loans, home equity products, commercial real estate loans and other business loans.

As we take measures to expand the commercial loan portfolio, we will add services to attract and retain those commercial customers, including innovative Business Online Banking and Cash Management products. The same check imaging/remote deposit capture technology that allows us to put our own collected funds to work faster can do likewise for our commercial customers. We are poised to penetrate the burgeoning Baby Boomer retirement market in 2007 with the introduction of new investment advisory services through BancMutual Financial & Insurance Services, Inc., our wholly owned investment subsidiary.

Our main objective for the beginning of the year is to hire experienced associates to help us bring these new services to our customer base.

THE WISCONSIN ADVANTAGE

As interest rates have risen and the housing market has slowed over the last several quarters, financial institutions across the country have been watchful for signs of credit quality issues. In particular, banks on both coasts are beginning to see defaults due to softening home prices and the re-pricing of adjustable rate mortgages. A major downturn in the economy or drastic rise in gas prices or unemployment could also have a detrimental effect on loan quality.

Bank Mutual is in a fortunate position, as our credit quality is very good. Not only have we profited from strict underwriting standards, but we've also benefited from

"Increasing profitability continues to be the top priority for Bank Mutual's management in 2007."

Wisconsin's stable population and strong ethic of paying off debts. Maintaining home ownership is a time-honored tradition in Wisconsin, and homeowners steadfastly protect their most precious asset even in the most difficult economic times.

In addition, Wisconsin is less likely than other parts of the country and even other parts of the Midwest to experience volatile boom and bust swings in the economy. Upheavals due to the exodus of our manufacturing base are, for the most part, behind us, and Wisconsin has adjusted to a more stable service and biotech economy. We'll continue to monitor credit quality, but overall we're confident that Wisconsin will be a solid economic marketplace in which to invest.

As we look to Bank Mutual's future, we will continue to look for ways to bring more and better services to our retail and commercial customers. And we are attentive to opportunities to grow the bank within the market areas we know and understand best. Growing the operation, increasing profitability and thereby enhancing shareholder value is foremost in our minds.

Best regards,

Michael T. Crowley Jr.



Michael T. Crowley Jr.
Chairman, President &
Chief Executive Officer
Bank Mutual Corporation

Viewpoints from CFO Rick Colberg

Bank Mutual's Capital Management program is a dynamic process with internal and external asset growth being our long-term goal. Our long-term target capital level is approximately seven to eight percent, measured by tangible equity to assets. To meet both objectives, we have several strategies for employing our capital:







Rick B. Colberg
Chief Financial Officer
Bank Mutual Corporation

Asset growth. We can grow our asset base by expanding our lending portfolio. The competition for both loans and deposits is fierce in today's banking environment. Financial institutions are forced to make significant pricing adjustments to gain market share in loans. We anticipate that this competitive environment will persist in 2007.

Acquisitions. Bank Mutual is always looking for and exploring potential acquisitions. We are, however, a disciplined acquirer. The potential for accretion or dilution of our book value and earnings per share is always a consideration. While we are unlikely to entertain a presence in unfamiliar, distant out-of-state markets, entry into new markets in and around Wisconsin is always an option.

Stock buybacks. When economically feasible and when it positively impacts return on equity, Bank Mutual will continue to employ a stock buyback strategy. Since the initial public offering in October 2000 to February 5, 2007, Bank Mutual repurchased approximately 26 million shares of its common stock in four repurchase programs.

In February of 2007, the Board of Directors amended the fourth stock repurchase plan. After the amendment, the company may repurchase up to 4 million shares of its common stock.

Dividends. Rewarding shareholders with dividends has been a tradition at Bank Mutual. We hope to continue to provide attractive dividends to our shareholders.

Our approach to leverage in the balance sheet is also one of constant fine-tuning to improve profitability. Sometimes that means paying off borrowings, if we're paying more for the borrowed funds than what we could earn lending them out. While that results in shrinking the balance sheet—and counters our long-term goal of growth—it occasionally makes more economic sense to do so. The decision to use that strategy is influenced by the yield curve and numerous other economic issues.

THE COMPETITIVE ENVIRONMENT

Many competitors in the banking industry today are finding it both challenging and expensive to attract low-cost core deposits. As consumers do more business electronically, with direct deposit and online bill paying, transaction accounts get "stickier," or harder to move from bank to bank.

"As the Bank Mutual franchise grows and our reputation spreads, we are finding our entry into new markets to be both welcome and profitable."

Core deposits bring us not only "sticky" relationships, but a surprising amount of fee income from debit cards. The average debit card yields almost $40 of fee income per year—even as the average transaction size continues to shrink. Debit card transaction volume is exploding, and we expect it to continue to grow exponentially in 2007, making debit cards an essential cross-selling goal when attracting low-cost core deposits.

We are fortunate in Wisconsin to have new opportunities to add core deposits through additional service extensions. We continue to find markets that are either growing or underserved by financial institutions. As the Bank Mutual franchise grows and our reputation spreads, we are finding our entry into new markets to be both welcome and profitable.

Still, we have a legacy of formerly being a traditional thrift. In the past, our considerable investment in mortgage loans made it difficult to earn a more profitable spread. Our recent emphasis in commercial lending will help us diversify the balance sheet and adjust more quickly to the changing economy.

For instance, we are prepared for the mortgage market to be flat to slightly constricted in 2007. Home sales are down, as is new construction of single family homes. Instead, more opportunities lie in home equity products, which are more profitable than traditional home loans. Construction of multi-family projects is also on the rise. Our emphasis on investment real estate allows us to be more responsive to this trend and enjoy wider margins.

Our prospects in the commercial market are good, and we look forward to expanding and developing a professional staff that's prepared to execute our plan.

Bank Mutual Corporation's Stock Price (NASDAQ: BKMU) At December 31,


$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$2.59
$4.16
$6.31
$11.39
$12.17
$10.60
$12.11
$11.61**
'00*
'01*
'02*
'03
'04
'05
'06
'07

Diluted Earnings Per Share


$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.26
$0.34
$0.29
$0.38
$0.43
$0.34
'01*
'02*
'03
'04
'05
'06

Cash Dividends Paid

	2007	2006	2005	2004	2003	2002*
1st Qtr.	$0.080	$0.070	$0.060	$0.040	$0.027	$0.022
2nd Qtr.		0.070	0.060	0.040	0.027	0.022
3rd Qtr.		0.075	0.065	0.050	0.030	0.025
4th Qtr.		0.075	0.065	0.050	0.035	0.025
		$0.290	$0.250	$0.180	$0.120	$0.093

*Adjusted to reflect the October 29, 2003 full conversion transaction and related 3.6686-for-one share exchange.

**Closing price as of March 1, 2007.

Financial Highlights

SELECTED FINANCIAL CONDITION DATA

	At December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except number of shares and per share amounts)				
Total assets	$3,451,385	$3,431,377	$3,445,299	$3,108,527	$2,843,328
Loans receivable, net	2,024,325	1,990,492	1,875,885	1,712,278	1,685,662
Loans held for sale	3,787	2,312	4,987	4,056	46,971
Securities available-for-sale, at fair value:					
Investment securities	48,290	63,361	68,753	67,854	73,226
Mortgage-related securities	1,064,851	1,087,816	1,266,224	1,053,349	618,123
Foreclosed properties & repossessed assets	1,231	708	1,621	630	750
Goodwill	52,570	52,570	52,570	52,570	52,570
Other intangible assets	3,089	3,750	4,412	5,073	5,734
Mortgage servicing rights	4,653	4,771	4,542	4,698	3,060
Deposits	2,158,641	2,086,822	1,982,881	2,052,290	2,126,655
Borrowings	705,025	765,796	761,525	299,491	354,978
Shareholders' equity	533,779	544,374	670,454	731,080	323,075
Tangible shareholders' equity	474,706	484,786	610,698	670,771	264,011
Number of shares outstanding–net of treasury stock[1]	60,277,087	62,325,268	73,485,113	78,775,779	79,802,950
Book value per share[1]	$8.86	$8.73	$9.12	$9.28	$4.05
Tangible book value per share[1]	$7.88	$7.78	$8.31	$8.51	$3.31

SELECTED OPERATING DATA

	At December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except number of shares and per share amounts)				
Total interest income	$173,871	$164,210	$148,921	$141,070	$165,432
Total interest expense	99,091	77,231	58,498	69,482	87,678
Net interest income	74,780	86,979	90,423	71,588	77,754
Provision for loan losses	632	541	1,330	1,304	760
Net interest income after provision for loan losses	74,148	86,438	89,093	70,284	76,994
Total noninterest income	17,568	17,441	16,175	19,618	16,676
Total noninterest expense	61,311	60,837	60,082	55,608	54,169
Income before income taxes	30,405	43,042	45,186	34,294	39,501
Income taxes	9,808	15,016	15,632	11,695	12,956
Net income	$20,597	$28,026	$29,554	$22,599	$26,545
Earnings per share–basic[1]	$0.350	$0.440	$0.390	$0.300	$0.340
Earnings per share–diluted[1]	$0.340	$0.430	$0.380	$0.290	$0.340
Cash dividends paid per share[1]	$0.290	$0.250	$0.180	$0.120	$0.093

SELECTED FINANCIAL RATIOS

	At or for the Year Ended December 31,				
	2006	2005	2004	2003	2002
Net interest margin[2]	2.25%	2.62%	3.00%	2.58%	2.88%
Average net interest rate spread	1.72	2.15	2.44	2.17	2.52
Return on average assets	0.59	0.80	0.93	0.76	0.92
Return on average shareholders' equity	3.89	4.84	4.10	5.45	8.44
Return on average tangible shareholders' equity[3]	4.38	5.39	4.47	6.30	10.27
Efficiency ratio[4]	66.39	58.26	56.36	60.97	57.36
Noninterest expense as a percent of average assets	1.77	1.74	1.88	1.88	1.88
Shareholders' equity to total assets	15.47	15.86	19.46	23.52	11.36
Tangible shareholders' equity to adjusted total assets[5]	13.99	14.38	18.04	22.01	9.48

SELECTED ASSET QUALITY RATIOS

	2006	2005	2004	2003	2002
Non-performing loans to loans receivable, net	0.72%	0.29%	0.33%	0.61%	0.50%
Non-performing assets to total assets	0.46	0.19	0.23	0.35	0.32
Allowance for loan losses to non-performing loans	86.74	207.23	222.09	132.77	151.87
Allowance for loan losses to non-performing assets	79.95	184.81	176.46	125.17	139.40
Allowance for loan losses to loans receivable, net	0.62	0.61	0.74	0.80	0.76
Charge-offs to average loans	0.01	0.12	0.07	0.02	0.01

These tables provide selected financial data for Bank Mutual Corporation for its past five fiscal years. The data is derived from Bank Mutual's audited financial statements, although the table itself is not audited. The following data should be read together with Bank Mutual's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K.

All per share and share information in this report has been adjusted to reflect the October 29, 2003 full conversion transaction and related 3.6686-for-one share exchange.

(1) Per share and share information prior to October 29, 2003 has been adjusted to reflect the full conversion transaction and related 3.6686-for-one share exchange on that date.

(2) Net interest margin is calculated by dividing net interest income by average earning assets.

(3) This ratio is calculated by dividing net income by total shareholders' equity minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights.

(4) Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income.

(5) This ratio is calculated by dividing total shareholders' equity minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights, by total assets minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights.

Investment Real Estate Loans

Bank Mutual's commitment to growing its investment real estate loan portfolio continued in 2006 with the expansion of our investment real estate lending team. Thomas Koepp was hired as Bank Mutual's new Vice President, Director of Investment Real Estate Lending. We also added an experienced lender in the northwestern Wisconsin/Twin Cities region. The combined experience of our investment real estate lenders is nearly 100 years.





The results of their experience in the real estate markets were immediately apparent. Multi-family and commercial real estate loan originations were up 17.1 percent to a total of $138.8 million for 2006, compared to $118.6 million for the previous year.

Specific loans closed in 2006 included:

- $5.76 million for land development and construction of 120 condo units and a club house in Jackson, Wisconsin
- $6.7 million for construction of 64 apartment units in Oak Creek, Wisconsin



Thomas Koepp
Vice President, Director of Investment Real Estate
Bank Mutual Corporation

- $7.71 million for land development of 143 single family lots in Oconomowoc, Wisconsin
- $14.2 million for land acquisition, land development and condo construction in Greenfield, Wisconsin
- $22 million for mixed use and retail development in Kenosha, Wisconsin
- $4.43 million for land development for 80 single family homes in Cedarburg, Wisconsin

SEEKING INCREASED ORIGINATIONS IN 2007

Our goal for 2007 is a substantial increase in originations as compared to 2006. We are poised to provide all types of investment real estate loans, from land acquisition and development to residential, retail and mixed use development, as well as permanent loans for offices, apartments, retail developments, warehousing and other commercial real estate.

While residential development has slowed down, we're seeing signs that the rental market is becoming stronger. A great amount of growth is anticipated in the already strong transportation and warehousing market. There's an increasing need to develop distribution networks here, as U.S. imports grow.

"Our primary market is individual deals from $1 million to $20 million, which is adequate for many Wisconsin investors, but we are prepared to go as high as $35 million for more elaborate projects," says Koepp. "The greatest potential for development lies in Wisconsin's "boot"—from Green Bay down to Chicago, and Milwaukee to Madison—as well as the northwestern

Wisconsin/Twin Cities region." There are also considerable redevelopment opportunities in Milwaukee and its suburbs, he adds, and Bank Mutual will continue to participate in lending on affordable housing tax credit projects throughout the state.

The debt ethic we see in the retail market in Wisconsin carries over to investment real estate to a degree. Developers and banks here are more thoughtful about putting projects together, so that the potential for defaults is mitigated.

A WELL-CONNECTED TEAM

The investment real estate business is based on relationships and experience. Developers are looking for a financial partner who understands their business and can get the deal done at a competitive rate.

Our goal in 2007 is to complete the expansion of our investment real estate lending team, finding seasoned team members who can bring in business immediately. Just as developers want experienced lenders, Bank Mutual wants lenders who know the market well and can provide the most thorough due diligence.

The commercial real estate loan marketplace is becoming more crowded, as banks compete to grow their portfolios. Additional competition comes from national money markets, conduits and insurance companies that have expanded their role in investment real estate. These outlets can be very competitive on rate, but are not flexible in structuring a deal.

Bank Mutual's competitive advantage will be knowledgeable, experienced lenders who build relationships with not only real estate developers and investors, but also the real estate brokers, attorneys and accountants that comprise their team. Our focus will always be excellence in customer service and providing the flexibility and expertise our real estate partners need.

"We are poised to provide all types of investment real estate loans, from land acquisition and development to residential, retail and mixed use development, as well as permanent loans for offices, apartments, retail developments, warehousing and other commercial real estate."

Cash Management Services

"Watch the pennies and the dollars will take care of themselves," said Ben Franklin. That statement may well be the genesis of cash management theory, although today's businesses can boost their bottom line by thousands of dollars by using Bank Mutual's Cash Management services.

Our new Cash Management program allows our commercial customers to automate collections and disbursements, and take advantage of cash concentration and remote deposit capture. In short, they benefit from having all their dollars working for them at every moment, instead of wasting time in transit or back-office processing. The system also allows immediate access to up-to-the-minute information about their account via the Internet, which will reduce the cost and time of in-house reporting.

A COMPETITIVE PRODUCT MIX

To date, Bank Mutual has been able to offer our commercial customers rudimentary cash management products such as direct deposit and Automated Clearing House. Vice President and Cash Management Manager Hal Delfosse is working with the industry's leading vendors to upgrade our product mix to a state-of-the-art suite of cash management services.

Our goal is to make the service menu flexible enough that we can segment it according to our customers' needs. "It will be sophisticated enough for large, high-capacity customers and affordable enough for 'mom-and-pop' businesses," says Delfosse. Cash management technology also allows us to improve our own back office operations to make them more efficient and cost effective.

Cash Management's potential for growing Bank Mutual's Commercial Banking business is enormous. These services will allow us to better meet the needs of our current commercial loan customers and capture their entire banking business. We'll also be able to expand our footprint in Wisconsin's commercial banking arena, well beyond our brick and mortar. This new remote deposit capture technology makes us more competitive when serving clients who are farther away from our current offices.

"Our sales strategy will begin with our current client base, then ultimately expand to the outside sales in Bank Mutual's three designated Commercial Banking regions: Milwaukee, Green Bay and Eau Claire/Twin Cities," says Delfosse. In addition to our Cash Management staff, we will train commercial bankers and office managers to identify cash management leads and manage the commercial relationship.

CUTTING-EDGE TECHNOLOGY

Bank Mutual will be offering BankLink software, an Internet-based information reporting platform that's designed for commercial customers. Our clients will be able to view complete and up-to-date deposit account information, including transaction detail and history that can be imported to their own internal accounting package. Online access to their account means they can view and print check images.





Other product capabilities include:

Collections. Accounts receivable operations are streamlined with lockbox services and cash concentration; businesses with multiple locations can collect money centrally for greater efficiency. With remote deposit capture, businesses can scan checks and have the images transferred to the bank, so there's no need to disrupt business to meet a daily deposit deadline.

Disbursements. Outgoing payments can be managed to maintain maximum daily account balances and minimize due date headaches. BankLink centralizes and streamlines disbursements to vendors, clients and even the IRS.

In the future, Bank Mutual hopes to further enhance our Cash Management menu by offering foreign exchange, fraud prevention and expanding our sweep capabilities. Our manufacturing clients, for example, will someday be able to use BankLink to send domestic and international wires in other currencies and conduct foreign exchange transactions. While fraud has not been an issue for our customers to date, they may someday want to manage their risk through positive pay transactions. Finally, our commercial customers may wish to maximize their interest income through a sweep account, which automatically transfers money above a certain balance into an investment account on a daily basis.



Hal Delfosse
Vice President,
Cash Management
Manager
Bank Mutual Corporation

"Cash Management's potential for growing Bank Mutual's Commercial Banking business is enormous. These services will allow us to better meet the needs of our current commercial loan customers and capture their entire banking business."

BancMutual Financial & Insurance Services

In the past, Bank Mutual has offered investment and insurance products to our customers and the general public through our wholly owned subsidiary, Lake Financial & Insurance Services, Inc., and its broker-dealer, SII Investments, Inc. In 2006, we changed the name to BancMutual Financial and Insurance Services, Inc. to take better advantage of the Bank Mutual brand and reputation. Until now, the products offered have included annuities, mutual funds, stocks, bonds, life insurance, property and casualty insurance and mortgage protection products.





In January of this year, Bank Mutual expanded its business plan to include investment advisory services. BancMutual Financial President Peter Magnoni sees this new strategy as the link to capturing invaluable new business among Baby Boomers, who hold 70 percent of the wealth in the United States.

"A large base of Boomers don't have a broker or portfolio manager," says Magnoni. "Most of them end up with numerous retirement accounts with various products and



Peter Magnoni
President
BancMutual Financial

companies. They lose track of their asset allocation and don't have a clear picture of how close they are to reaching their retirement goals." Many current Bank Mutual customers who fit this profile have expressed a need for investment advisory services to consolidate their portfolios.

REACHING THE IDEAL MARKET

BancMutual Financial's investment advisory services will help those who are trying to go it alone by providing consolidation into an investment management program that's targeted to meet their ideal asset allocation and risk tolerance. "Our services are especially critical to investors who have reached the fourth stage of the retirement planning cycle, when they move out of the accumulation stage and into the withdrawal stage," says Magnoni. "They must manage their retirement investment for both income and principal protection, rather than growth."

Magnoni and his staff of program managers will identify leads among Bank Mutual's customer base as well as non-customer prospects surrounding each Bank Mutual office. These potential customers will be invited to attend a seminar to explain the benefits of consolidating financial services.

Using a Discovery Workbook format, investment advisors will create a detailed inventory of the customer's projected Social Security, pension benefits, qualified benefit plans and private, non-qualified investments. Our licensed investment advisory staff will work with each customer to determine his or her risk tolerance and the correct asset allocation, based upon individual goals.

"Our licensed investment advisory staff will work with each customer to determine his or her risk tolerance and the correct asset allocation, based upon individual goals."

A STRATEGIC PARTNERSHIP

BancMutual Financial has entered into a service agreement with AssetMark Investment Services for investment management support. Founded in 1996, AssetMark provides an open architecture investment platform, business development tools and client relationship management support. The company serves more than 1,500 advisory firms and administers more than 40,000 investor portfolios with total assets of $13 billion. The portfolios they offer are actively managed by well-respected names such as Goldman Sachs, Standard & Poor's, UBS and Wilshire.

BancMutual Financial will provide all direct customer contact, including investment analysis, portfolio selection, monitoring and rebalancing. AssetMark will issue monthly custodial statements, quarterly performance reviews and year-end tax reporting. An Online Resource Center will indicate up-to-the-minute information on holdings, performance, taxable gains and losses and transaction history.

This relationship will maximize our potential for investment fee income while minimizing our expenditures on the infrastructure necessary to provide portfolio management services. "We're looking forward to working with AssetMark to boost our profitability while building our customer relationships and offering our customers a quality and needed investment service," says Magnoni.

Connections to Community

Local management and community involvement are valued qualities among Wisconsin consumers. One of Bank Mutual's competitive advantages is assuredly our deep Wisconsin roots and close connections to the communities we serve.

DOUBLE-TEAMING WITH PROMOTIONS AND ADVERTISING

In 2006, we sponsored two community events that coordinated advantageously with our sports-related marketing program, while generating a substantial amount of publicity and goodwill for Bank Mutual throughout the state of Wisconsin: The Ultimate Tailgate Party and the Junior Broadcaster promotion.

Since 2005, our advertising campaign has sought to reach the affluent Baby Boomer market through the sporting events they enjoy, including Milwaukee Bucks basketball, Milwaukee Brewers baseball, the Green Bay Packers and college football and basketball. Print and radio ads featuring the former Green Bay Packers Radio Network personalities, Jim Irwin and Hall of Famer Max McGee.

This year's advertising invited radio listeners from throughout the state to enter a drawing to win The Ultimate Tailgate Party. Six thousand families came into their local Bank Mutual offices to enter, hoping to win the fully catered party, complete with a new big screen TV and a visit by Jim Irwin and Max McGee.

As the Green Bay Packers defeated the Arizona Cardinals on October 29, Irwin and McGee treated the Mezydlo family of Oak Creek, Wisconsin, and their friends to a play-by-play commentary of the game and autographed Packer memorabilia. McGee, who was the first player to catch a Superbowl touchdown pass, shared stories about playing for Vince Lombardi.

To retain top-of-mind awareness among our target audience throughout the summer, Bank Mutual held the Junior Broadcaster contest. Kids ages 7–14 were invited to enter a drawing to meet Milwaukee Brewers broadcasters Bob Uecker and Jim Powell, take a behind-the-scenes tour of Miller Park, participate in a dugout interview of a player and take home a CD of their own play-by-play of a Brewers game.

The winner, nine-year-old Brandon Unger of West Bend, and his family got to see the Brewers play the Houston Astros on September 9th. Brandon is already a disciplined saver with his own Bank Mutual Savings Account.

CAUSE FOR CELEBRATION

The arrival of Bank Mutual in a new market always offers a tremendous opportunity to attract new customers and core deposits. There were two such opportunities in 2006, as Bank Mutual opened new offices in the southeastern Wisconsin cities of Waukesha and West Bend.

Direct mail flyers to residents surrounding the new offices offered numerous traffic-generating offers, from the chance to win

"Since 2005, our advertising campaign has sought to reach the affluent Baby Boomer market through the sporting events they enjoy..."



Junior Broadcaster
Nine-year-old Brandon Unger, of West Bend, winner of Bank Mutual's Junior Broadcaster contest, joins Milwaukee Brewers broadcaster, Jim Powell, in the booth at Miller Park to record play-by-play of the September 9, 2006 Brewers game.

a Chevy Tahoe, Jaguar or airline tickets, to special CD and loan rates. Refreshments, entertainment and a live remote by a local radio station added to the festive atmosphere and helped boost traffic into the bank lobby. "Once they meet us, they'll do business with us," is the philosophy of Jack Steinbrecker, Vice President of Sales and Marketing.

In 2007, there will be three additional opportunities for developing new customer relationships with the grand opening of offices in Kenosha and Eau Claire, and the grand reopening of the Bay Shore Town Center office in Milwaukee's north shore suburbs.

Other community celebrations took place with members of Bank Mutual's Silver Spirit Club. Its membership comprises seniors who are customers in our Northeast Region. As a goodwill gesture, Bank Mutual provides an annual luncheon with games and prizes for these valued customers and their guests.



Ultimate Tailgate Party
Matt and Denise Mezydlo of Oak Creek were the proud winners of Bank Mutual's Ultimate Tailgate Party. The Mezydlo's were randomly selected from over 6,000 entries to host the party that included a visit from former Green Bay Packers Radio Network personalities, Jim Irwin and Hall of Famer Max McGee. Pictured L to R: Matt and Denise Mezydlo; Max McGee; Michael Crowley Jr.; and Jim Irwin.



West Bend Grand Opening
Michael Crowley Jr. is joined by Bank Mutual associates and members of the West Bend community at the ribbon-cutting ceremonies for the new West Bend office.

Bank Mutual's 78 Offices


Hayward
Spooner
Rice Lake
St. Croix Falls
Barron
Cornell
Bloomer
Chippewa Falls (2)
Stanley
Hudson
Menomonie (2)
Eau Claire (5)
Woodbury, MN
Ellsworth
Crivitz
Marinette (2)
Peshtigo
Sturgeon Bay
Shawano
Howard
Ashwaubenon
Green Bay (4)
De Pere (2)
Brillion
New Holstein
Sheboygan (2)
New London
Hortonville
Appleton
Neenah
Berlin
Kiel
Thiensville
Cedarburg
West Bend
Grafton
Mequon
Glendale
Portage
Fond du Lac
Beaver Dam
Middleton
Menomonee Falls
Madison (2)
Waukesha (2)
Milwaukee (7)
Monona
Wauwatosa
Brookfield (2)
West Allis
Greendale
Oak Creek
Janesville
Racine (2)
Kenosha
Beloit
Corporate Headquarters
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223

Corporate Information

BankMutual CORPORATION

Executive Officers

Michael T. Crowley Jr.	Chairman, President and Chief Executive Officer
Rick B. Colberg	Chief Financial Officer
Eugene H. Maurer	Senior Vice President and Secretary
Marlene M. Scholz	Senior Vice President
P. Terry Anderegg	Senior Vice President, Retail Banking (of the Bank)
Christopher J. Callen	Senior Vice President, Lending (of the Bank)

Bank Mutual Corporation Directors

Thomas H. Buestrin
Michael T. Crowley Jr.
Raymond W. Dwyer Jr.
Mark C. Herr
Thomas J. Lopina Sr.
William J. Mielke
Robert B. Olson
David J. Rolfs
Jelmer G. Swoboda

Corporate Offices
Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223
414-354-1500
bankmutualcorp.com

Transfer Agent
Inquiries regarding change of address, transfer of stock, lost certificates and dividend reinvestment should be directed to:
Registrar and Transfer Company,
10 Commerce Drive,
Cranford, NJ 07016
800-368-5948

Independent Auditors
Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, WI 53202

General Counsel
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202

Annual Meeting
The 2007 Annual Meeting of Shareholders will be held on May 7, 2007 at 10 a.m. at the Four Points Sheraton Inn Milwaukee North, 8900 North Kildeer Court, Milwaukee, WI.

Stock Listing
Bank Mutual Corporation common stock is traded on the NASDAQ Global Select Market℠ under the symbol BKMU.

Investor Relations
Shareholders, analysts, the news media and others desiring general information about the Company or its subsidiaries may contact Michael T. Crowley Jr., Chairman and Chief Executive Officer or Rick B. Colberg, Chief Financial Officer, at the Corporate Headquarters.

A copy (without exhibits) of our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission is available to shareholders on our Web site (bankmutualcorp.com) or at no charge upon written request to our corporate offices. The Annual Report on Form 10-K is included with the proxy statement for Bank Mutual Corporation's 2007 annual meeting of shareholders and includes complete financial statements and other financial information about Bank Mutual Corporation that is not included in this Summary Annual Report. We urge shareholders and others to read the Form 10-K.

The discussions in this summary annual report which are not historical statements contain forward-looking statements that involve risk and uncertainties. Statements which are not historical statements include those in the future tense or which use terms such as "believe," "expect," and "anticipate." Our actual future results could differ in important and material ways from those discussed. Many factors could cause or contribute to such differences, including those discussed under "Risk Factors" in our annual report on Form 10-K filed with the Securities and Exchange Commission.



BankMutual
CORPORATION

4949 WEST BROWN DEER ROAD
MILWAUKEE, WISCONSIN 53223
BANKMUTUALCORP.COM

END